BHP Billiton has claimed confidential treatment of portions

of this letter in accordance with 17 C.F.R. § 200.83

May 20, 2011

VIA EDGAR

Mr. Karl Hiller

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

USA

Dear Mr. Hiller,

Thank you for your letter dated March 31, 2011, retransmitted via facsimile on April 29, 2011, setting forth comments of the Staff of the Securities and Exchange Commission (the “Staff” and the “Commission”) relating to the Form 20-F for the year ended June 30, 2010 (the “2010 Form 20-F”) of BHP Billiton Limited and BHP Billiton PLC (“BHP Billiton”) (File Numbers 1-09526 and 1-31714).

In accordance with what we understand to be the Staff’s policy with respect to requests for confidential treatment of responses to the Staff’s comment letters, we are submitting two separate letters to the Staff’s comments. Concurrent with the submission of this letter to you via EDGAR, confidential treatment of portions of this letter is being requested under the Commission’s rules in accordance with 17 C.F.R. § 200.83. Accordingly, a separate version of this response letter containing confidential information of BHP Billiton is being filed by hand and not via EDGAR. This letter being submitted via EDGAR does not contain confidential information of BHP Billiton and therefore is not submitted on a confidential basis.

BHP Billiton’s responses to the Staff’s comments are set forth below. To facilitate the Staff’s review, we have included in this letter the caption and numbered comments from the Staff’s comment letter in bold, italicized text, and have provided our responses immediately below with references to the enclosed attachment.

Form 20-F for the Fiscal Year Ended June 30, 2010

Ore Reserves, page 82

1.	We note your response to prior comment one regarding the prices utilized to calculate your mineral reserves, indicating you may have utilized prices lower than the three year average. Please provide us with a table showing the prices used to establish reserves for each of your commodities in each of the last five fiscal years, along with a comparison to the three year average price at each reserve determination date. Also submit details of all investment decisions made during these periods based on a commodity price that differed from the prices used to determine your reserves and explain how the estimates disclosed would have changed had you utilized your planning price.

BHP Billiton has claimed confidential treatment of portions

of this letter in accordance with 17 C.F.R. § 200.83

2.	Additionally, for each of your last five fiscal years please quantify the effect of the reserve price variance (the difference between the price utilized and the three year historical price) on your reported reserves for each commodity.

Prices Used for Ore Reserves

The table in Attachment 1 shows the BHP Billiton prices used for the estimation of ore reserves for our key commodities for the last five years (the ore reserve price or “ORP”). This information contained in the table is provided confidentially for the information of the Staff. The table also shows the corresponding three year (calendar year) average of the spot price for each traded commodity (the “three year average price”), or in the case of the bulk commodities (iron ore and hard coking coal) in which there is no spot market, we have provided an indication of the published benchmark price for each year, rather than calculate a three year average of the benchmark prices. The three year average prices for traded commodities contained in the table were disclosed in BHP Billiton’s Form 20-F submissions over the five years from 2006 to 2010.

As shown in the table provided in Attachment 1, the ORP for each commodity will often vary between operations, reflecting ore quality differences, timing of update of reserve estimates and / or constraints on the disclosure of price information to third parties under relevant anti-trust laws.

The BHP Billiton ore reserve reporting process requires that each operation conduct a cash flow test if the three year average price is lower than the ORP used to generate the ore reserves. The cash flow test is also used to test the impact of inferred resource and current operating costs on the ore reserve. As shown in the table provided in Attachment 1, in most cases the ORP used for ore reserve estimation was below the three year average price. However, the ORP used for estimation of gold, silver and uranium reserves has exceeded the three year average prices for these commodities for certain periods.

Because BHP Billiton does not produce gold, silver and uranium in isolation, but rather as by-products (or co-products) of the other metals of the relevant mine, the cash flow test is conducted for all products produced at the relevant mine in order to verify that each ore reserve is economic using the three year average prices for the combination of commodities produced at each such mine.

In all cases the ore reserves reported in our 2010 Form 20-F have either been estimated using an ORP price below the three year average price, or have been subjected to the cash flow test to confirm that they are economic at the three year average price.

Prices Used for Investment Decisions

Investment decisions within BHP Billiton are required to be based on the confidential BHP Billiton commodity price protocol (CPP) for the period in which the investment decision is being made. The CPP for each commodity is updated quarterly, based on our forward view of demand-supply fundamentals. The table in Attachment 1 shows the CPP of the December quarter for the last five years.

***

BHP Billiton has claimed confidential treatment of portions

of this letter in accordance with 17 C.F.R. § 200.83

BHP Billiton acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its Form 20-F, and that BHP Billiton may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss any of the foregoing with you at your convenience. Please contact Gavin Yeates (telephone 61 3 9609 3497) if you wish to discuss the information provided in this response.

Very truly yours,

/s/ Nigel Chadwick
Nigel Chadwick Head of Group Reporting and Taxation

(Attachment)

cc:	John Coleman (Securities and Exchange Commission)
Burr Henly (Sullivan & Cromwell)

BHP Billiton has claimed confidential treatment of portions

of this letter in accordance with 17 C.F.R. § 200.83

ATTACHMENT 1

Table showing the three year average price, December Quarter commodity price protocol (CPP) forecasts and the ore reserve prices (ORP) for each of our commodities in each of the last five years

The three year average prices, shown in the left hand column for each year below, were disclosed in BHP Billiton’s Form 20-F submissions over the five years from 2006 to 2010. The italicized middle and right hand columns for each year are provided confidentially for the information of the Staff and show respectively the prices used for investment evaluation and to estimate reserves as described in our response to Comments 1 and 2.*

		2006			2007			2008			2009			2010
Ore reserve	Unit	US$ (three year average)	US$ CPP (used for investment evaluation)	US$ ORP (used to estimate reserves)	US$ (three year average)	US$ CPP (used for investment evaluation)	US$ ORP (used to estimate reserves)	US$ (three year average)	US$ CPP (used for investment evaluation)	US$ ORP (used to estimate reserves)	US$ (three year average)	US$ CPP (used for investment evaluation)	US$ ORP (used to estimate reserves)	US$ (three year average)	US$ CPP (used for investment evaluation)	US$ ORP (used to estimate reserves)
Copper	pound	1.26	[*]		2.00	[*]		2.65	[*]		3.14	[*]		2.90	[*]
Antamina				[*]			[*]			[*]			[*]			[*]
Escondida				[*]			[*]			[*]			[*]			[*]
Cerro Colorado				[*]			[*]			[*]			[*]			[*]
Pinto Valley				[*]			[*]			[*]			[*]			[*]
Olympic Dam				[*]			[*]			[*]			[*]			[*]
Spence				[*]			[*]			[*]			[*]			[*]

Gold	ounce	406.00	[*]		486.00	[*]		582.11	[*]		724.27	[*]		847.00	[*]
Olympic Dam				[*]			[*]			[*]			[*]			[*]

Silver	ounce	6.28	[*]		8.51	[*]		10.75	[*]		13.32	[*]		14.30	[*]
Antamina				[*]			[*]			[*]			[*]			[*]
Cannington				[*]			[*]			[*]			[*]			[*]
Olympic Dam				[*]			[*]			[*]			[*]			[*]

Lead	pound	0.36	[*]		0.48	[*]		0.73	[*]		0.90	[*]		0.97	[*]
Cannington				[*]			[*]			[*]			[*]			[*]

BHP Billiton has claimed confidential treatment of portions

of this letter in accordance with 17 C.F.R. § 200.83

		2006			2007			2008			2009			2010
Ore reserve	Unit	US$ (three year average)	US$ CPP (used for investment evaluation)	US$ ORP (used to estimate reserves)	US$ (three year average)	US$ CPP (used for investment evaluation)	US$ ORP (used to estimate reserves)	US$ (three year average)	US$ CPP (used for investment evaluation)	US$ ORP (used to estimate reserves)	US$ (three year average)	US$ CPP (used for investment evaluation)	US$ ORP (used to estimate reserves)	US$ (three year average)	US$ CPP (used for investment evaluation)	US$ ORP (used to estimate reserves)
Zinc	pound	0.49	[*]		0.86	[*]		1.19	[*]		1.27	[*]		1.02	[*]
Antamina				[*]			[*]			[*]			[*]			[*]
Cannington				[*]			[*]			[*]			[*]			[*]

Uranium	pound	19.57	[*]		31.18	[*]		58.16	[*]		70.26	[*]		69.9	[*]
Olympic Dam				[*]			[*]			[*]			[*]			[*]

Nickel	pound	5.78	[*]		7.99	[*]		11.52	[*]		12.48	[*]		11.00	[*]
Cerro Matoso				[*]			[*]			[*]			[*]			[*]
LNO				[*]			[*]			[*]			[*]			[*]
MKO				[*]			[*]			[*]			[*]			[*]
Cliffs				[*]			[*]			[*]			[*]			[*]

Iron ore (1) (3)	dmtu	61.72	[*]		73.45	[*]		80.42	[*]		144.66	[*]		97	[*]
Samarco - Pellet (USD/DMT)(4)				[*]			[*]			[*]			[*]			[*]
Samarco - Pellet Feed (USD/DMT)				[*]			[*]			[*]			[*]			[*]
Samarco - Pellet Screening (USD/DMT)				[*]			[*]			[*]			[*]			[*]
Mt Newman - Fines				[*]			[*]			[*]			[*]			[*]
Mt Newman - Lump				[*]			[*]			[*]			[*]			[*]
Jimblebar- Fines				[*]			[*]			[*]			[*]			[*]
Jimblebar - Lump				[*]			[*]			[*]			[*]			[*]
Mt Goldsworthy Northern- Fines				[*]			[*]			[*]			[*]			[*]
Mt Goldsworthy Northern - Lump				[*]			[*]			[*]			[*]			[*]
Mt Goldsworthy Area C (C dep.) - Fines				[*]			[*]			[*]			[*]			[*]
Mt Goldsworthy Area C (C dep.) - Lump				[*]			[*]			[*]			[*]			[*]
Mt Goldsworthy Area C (E dep.) - Fines				[*]			[*]			[*]			[*]			[*]

BHP Billiton has claimed confidential treatment of portions

of this letter in accordance with 17 C.F.R. § 200.83

		2006			2007			2008			2009			2010
Ore reserve	Unit	US$ (three year average)	US$ CPP (used for investment evaluation)	US$ ORP (used to estimate reserves)	US$ (three year average)	US$ CPP (used for investment evaluation)	US$ ORP (used to estimate reserves)	US$ (three year average)	US$ CPP (used for investment evaluation)	US$ ORP (used to estimate reserves)	US$ (three year average)	US$ CPP (used for investment evaluation)	US$ ORP (used to estimate reserves)	US$ (three year average)	US$ CPP (used for investment evaluation)	US$ ORP (used to estimate reserves)
Mt Goldsworthy Area C (E dep.) - Lump				[*]			[*]			[*]			[*]			[*]
Yandi - Fines				[*]			[*]			[*]			[*]			[*]
Yandi - Lump				[*]			[*]			[*]			[*]			[*]

Hard Coking Coal (2) (3)	tonne	125.00	[*]		116.00	[*]		98.00	[*]		300.00	[*]		129.00	[*]
Goonyella-Broadmeadow				[*]			[*]			[*]			[*]			[*]
Peak Downs				[*]			[*]			[*]			[*]			[*]
Saraji				[*]			[*]			[*]			[*]			[*]
Norwich Park				[*]			[*]			[*]			[*]			[*]
Blackwater				[*]			[*]			[*]			[*]			[*]
Gregory Crinum				[*]			[*]			[*]			[*]			[*]
Illawarra Coal				[*]			[*]			[*]			[*]			[*]

*	CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION
(1)	Prices used for three year average column are Australian Benchmark Fines FOB Australia for the corresponding Japanese Fiscal year (1 Apr-31 Mar)
(2)	Prices used for three year average column are Benchmark Goonyella/Peak Downs Hard Coking Coal FOB Australia for the corresponding Japanese Fiscal year (1 Apr - 31 Mar)
(3)	Values for the prior Japanese Fiscal Year i.e. JFY05 (1 April 2005 – 31 March 2006) comparable to FY06 (1 July 2005 – 30 June 2006), JFY06 comparable to FY07, JFY07 comparable to FY08, JFY08 comparable to FY09 and JFY09 comparable to FY10.
(4)	The Samarco pellet price commands a premium over the benchmark fines price because pellets can be fed directly to a blast furnace without sintering and due to their porosity, blast furnace productivity is increased. They also have superior chemistry (lower alumina, silica and phosphorous) compared to Australian fines.